FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2005

Commission File Number 0-28584

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

(Translation of registrant's name into English)

3A Jabotinsky Street, Ramat-Gan 52520, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

For Immediate Release:

Media Contacts:	Investor Contact:
Molly Ford	Anne Marie McCauley
Check Point Software Technologies	Check Point Software Technologies
650.628.2022	650.628.2040
mford@us.checkpoint.com	ir@us.checkpoint.com

Michele Perry
Sourcefire, Inc.
410.423.1908
Michele.Perry@sourcefire.com

CHECK POINT SOFTWARE TECHNOLOGIES TO ACQUIRE SOURCEFIRE

Next Generation Intrusion Prevention Solutions to Extend
Unified Security Architecture

REDWOOD CITY, Calif. and COLUMBIA, Md. – October 6, 2005 – Check Point® Software Technologies Ltd. (Nasdaq: CHKP), the worldwide leader in securing the Internet, and Sourcefire®, Inc., creator of Snort® and a leading provider of intrusion prevention and real-time network awareness solutions, today announced that they have signed a definitive agreement for Check Point to acquire privately held Sourcefire for a total consideration of approximately $225 million. The transaction consideration includes cash and assumption of the Sourcefire stock option plan. The agreement has been approved by the boards of directors of both companies and the stockholders of Sourcefire. The acquisition is subject to closing conditions including the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (“HSR”) and Exxon-Florio Act of 1988 and is expected to close by Q106 shortly after receiving regulatory approvals.

One of the fastest growing companies in the industry, Sourcefire, with its award-winning solutions for securing mission-critical enterprise networks, is expected to further strengthen Check Point’s perimeter, internal, Web and endpoint security portfolio and to expand its opportunity to take advantage of the fast-growing Intrusion Prevention and Network Awareness Internet security segments. Additionally, Check Point will gain access to the talent of Sourcefire employees, and strengthen its relationship with Sourcefire enterprise customers and the Snort community with tens of thousand of users worldwide.

“We believe Sourcefire has world-class solutions for internal security through their Intrusion Sensor, Real-time Network Awareness (RNA), and Defense Center product lines. These align perfectly with Check Point’s vision for internal security and are ideal complements to our InterSpect™ and Integrity™ solutions,” said Gil Shwed, chairman and CEO of Check Point Software Technologies. “Both companies share a deep commitment to customers, and this acquisition will enable us to deliver the industry’s most comprehensive end-to-end Internet security to all types of customers – from consumers to the largest enterprises.”

An Internet security pioneer and leader, Check Point delivers the industry’s most intelligent security solutions. Through its NGX™platform, it is the only company to deliver a unified security architecture across a broad range of perimeter, internal, Web and endpoint security solutions, enabling enterprises of all sizes to reduce the cost and complexity of security management and ensure their security systems can be easily extended to adapt to new and evolving threats. These solutions protect 100 of the Fortune 100 companies, and are installed at hundreds of thousands of sites worldwide.

“Our shared passion for excellence and Check Point’s commitment to Sourcefire’s products, partners, customers and the Snort community were paramount in making this decision,” said Wayne Jackson, CEO of Sourcefire. “With our common vision for integrating network intelligence with network security, Check Point’s substantial industry, channel, and financial strengths will allow us to accelerate our pace of innovation while reaching a global market of enthusiastic partners and customers.”

Sourcefire has received significant company and technology recognition throughout 2005. Most recently, Sourcefire was declared the best Intrusion Prevention solution among twelve vendors evaluated by Secure Computing Magazine. Earlier this year Sourcefire was named Frost and Sullivan’s “Security Company of the Year” and the Most Innovative Company at the 2005 RSA Conference. In April, Sourcefire’s Real-time Network Awareness (RNA) solution became only the fifth product in history to receive “NSS Gold” for its unique ability to solve customers’ complex security awareness issues.

“Over the past two years Check Point expanded its strategy from primarily offering perimeter gateway security solutions to provide a fully integrated architecture for perimeter, internal, Web and endpoint security,” Mr. Shwed continued. “This architecture enables our customers to take a proactive approach to security, prevent known and unknown threats and utilize security as a critical layer in today’s networked business environment. The acquisition of Sourcefire is an important step in delivering this expanded strategy by enhancing our set of attack prevention intelligent technologies and providing the most comprehensive internal security solutions portfolio.”

Investor Conference Calls and Webcast Information

In a separate release today, Check Point announced that it will release its financial results for the third quarter of 2005 on October 28th and provided a preview of the results. Today, the company will conduct a conference call with investors to discuss the Sourcefire acquisition. A conference call will be held before the market opens on October 28th 2005 to discuss the results of the third quarter.

Today’s conference call with investors to discuss the acquisition of Sourcefire will take place at 9:00AM ET/6:00 AM PT (October 6th). Please dial (973) 935-8512 and reference confirmation code 6579459 to access the live call or visit the company’s website at www.checkpoint.com/ir for the live webcast. A replay of the conference call will be available through October 27, 2005 at the company’s website or by telephone at 973-341-3080, confirmation code 6579459.

About Check Point Software Technologies Ltd.
Check Point Software Technologies Ltd. (www.checkpoint.com) is a leader in securing the Internet. It is a market leader in the worldwide enterprise firewall, personal firewall and VPN markets. Through its NGX platform, the company delivers a unified security architecture for a broad range of perimeter, internal, Web, and endpoint security solutions that protect business communications and resources for corporate networks and applications, remote employees, branch offices and partner extranets. The company’s ZoneAlarm product line is the highest rated personal computer security suite, comprised of award-winning endpoint security solutions that protect millions of PCs from hackers, spyware and data theft. Extending the power of the Check Point solution is its Open Platform for Security (OPSEC), the industry’s framework and alliance for integration and interoperability with “best-of-breed” solutions from over 350 leading companies. Check Point solutions are sold, integrated and serviced by a network of more than 2,200 Check Point partners in 88 countries and its customers include 100% of Fortune 100 companies and tens of thousands of businesses and organizations of all sizes.

About Sourcefire, Inc.
Sourcefire, Inc., a world leader in intrusion prevention, is transforming the way organizations manage and minimize network security risks with its 3D Approach – Discover, Determine, Defend – to securing real networks in real-time. The company’s ground-breaking network defense system unifies intrusion and vulnerability management technologies to provide customers with the most effective network security available. Founded in 2001 by the creator of Snort, Sourcefire is headquartered in Columbia, MD and has received numerous accolades including being named the Frost & Sullivan 2005 Network Security Infrastructure Protection Company of the Year. At work in leading Fortune 1000 and government agencies, the names Sourcefire and founder Martin Roesch have grown synonymous with innovation and intelligence in network security.

Sourcefire is a private company headquartered in Columbia, Maryland, USA, with European headquarters in Reading, UK and offices in Germany and Japan. For more information, please visit Sourcefire at www.sourcefire.com.

“Safe Harbor” Statement under the Private Securities Litigation Act of 1995:

Certain statements in this press release regarding the proposed transaction between Check Point Software Technologies, Ltd. and Sourcefire, Inc., the expected timetable for completing the transaction, benefits of the transaction, future opportunities for the combined company and products and any other statements regarding Check Point’s or Sourcefire’s future expectations, beliefs, goals or prospects constitute forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act. All such forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should also be considered forward-looking statements. A number of important factors could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the parties’ ability to consummate the transaction; the conditions to the completion of the transaction may not be satisfied, or the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; unanticipated expenses associated with the merger; the possibility that the parties may be unable to achieve all of the benefits of the merger within the expected time-frames or at all and to successfully integrate Sourcefire’s operations and technology into those of Check Point; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) may be greater than expected following the transaction; the retention of certain key employees at Sourcefire; and the other factors described in Check Point’s Report on Form 20-F for the year ended December 31, 2004 which is on file with the Securities and Exchange Commission. Check Point assumes no obligation to update the information in this communication, except as otherwise required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Editor’s Notes:
© 2005 Check Point Software Technologies Ltd. All rights reserved.
Check Point, the Check Point logo, Application Intelligence, ClusterXL, ConnectControl, FireWall-1, VPN-1 GX, FireWall-1 SecureServer, VPN-1 VSX, FloodGate-1, INSPECT, INSPECT XL, MultiGate, Open Security Extension, OPSEC, Provider-1, SecureKnowledge, SecureXL, SiteManager-1, SmartCenter, SmartCenter Pro, SmartDashboard, SmartDefense, SmartLSM, SmartMap, SmartView, SmartView Monitor, SmartView Reporter, SmartView Status, SmartView Tracker, SVN, UAM, User-to-Address Mapping, UserAuthority, VPN-1 Accelerator Card, VPN-1 Pro, Check Point Express, VPN-1 Edge, Safe@Office, VPN-1 SecureClient, VPN-1 SecuRemote, VPN-1 SecureServer, VPN-1 VSX, Zone Labs, TrueVector, ZoneAlarm, Cooperative Enforcement, the Zone Labs logo, Zone Labs Integrity and IMsecure are trademarks, service marks, or registered trademarks of Check Point Software Technologies Ltd. or its affiliates. All other product names mentioned herein are trademarks or registered trademarks of their respective owners. The products described in this document are protected by U.S. Patent Nos. 5,606,668, 5,835,726, 6,496,935, and 5,987,611 and may be protected by other U.S. Patents, foreign patents, or pending applications.

© 2005 Sourcefire, Inc. All rights reserved. Sourcefire, Snort, Real-time Network Awareness, RNA, the Sourcefire logo, and the Snort logo are registered trademarks of Sourcefire, Inc. Multiple patents pending. All other trademarks are the property of their respective owners.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHECK POINT SOFTWARE TECHNOLOGIES LTD. BY: /S/ Eyal Desheh —————————————— Eyal Desheh Executive Vice President & Chief Financial Officer

October 6, 2005